UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

Form CB

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

(Amendment No. 2)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	☒
Securities Act Rule 802 (Exchange Offer)	☐
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	☐
Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	☐
Exchange Act Rule 14e-2(d) (Subject Company Response)	☐
Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8)	☐

Joe & The Juice Holding A/S
(Name of Subject Company)

N/A
(Translation of Subject Company’s Name into English (if applicable))

Denmark
(Jurisdiction of Subject Company’s Incorporation or Organization)

Joe & The Juice Holding A/S
(Name of Person(s) Furnishing Form)

Shares
(Title of Class of Subject Securities)

N/A
(CUSIP Number of Class of Securities (if applicable))

Thomas Noroxe
Chief Executive Officer
Joe & The Juice Holding A/S
Ostergade 26A
DK-1100 Copenhagen
Denmark
Telephone: +45 53 53 39 39
(Name, Address (including zip code) and Telephone Number (including area code)
of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

Copies to:

and

Thomas Bøgedal Kristiansen Bech-Bruun Law Firm P/S Copenhagen Langelinie Allé 35 Copenhagen 2100 Denmark Telephone: +45 7227-3485	M. Ridgway Barker, Esq. Withers Bergman LLP 1700 East Putnam Avenue, Suite 400 Greenwich, CT 06870 Telephone: (203) 302-4084

November 22, 2023 (Date Tender Offer/Rights Offering Commenced)

PART I - INFORMATION SENT TO SECURITY HOLDERS

Item 1. Home Jurisdiction Documents

(a) The following documents are attached hereto as exhibits to this form:

Exhibit No.	Description
1.1	Email to shareholders
1.2	Minutes of the extraordinary general meeting
1.3	Subscription form
1.4	Articles of Association
1.5	Excerpt of shareholders’ register form
1.6	Legend

(b) Not applicable.

Item 2. Informational Legends

A legend complying with Rule 801 under the U.S. Securities Act of 1933, as amended, is included in Exhibit 1.5.

PART II - INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

(1) Not applicable.

(2) Not applicable.

(3) Not applicable.

PART III - CONSENT TO SERVICE OF PROCESS

(1) Written irrevocable consents and powers of attorney on Form F-X were filed with the Securities and Exchange Commission on November 22, 2023.

(2) Not applicable.

PART IV - SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Joe & The Juice Holding A/S

By:	/s/ Thomas Noroxe
Name:	Thomas Noroxe
Title:	Chief Executive Officer

Date:	January 11, 2024